Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated May 30, 2007, accompanying the consolidated financial statements (which report expressed an unqualified opinion and contains explanatory paragraphs in which we disclaimed an opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and on the effectiveness of the Company’s internal control over financial reporting and the Company changed its method of accounting for stock-based compensation as a result of adopting Statement of Financial Accounting Standards No. 123(R), Share-based Payment) included in the Annual Report of ECC Capital Corporation on Form 10-K for the year ended December 31, 2006. We hereby consent to the incorporation by reference of said report in the Registration Statements of ECC Capital Corporation on Form S-8 (File No. 333-122985, effective February 25, 2005).

/s/    GRANT THORNTON LLP

Irvine, California

May 30, 2007